FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

April 12, 2007

Item 3.	News Release

On April 12, 2007, TAG issued a press release relating to the material change report. The press release was distributed through Canada Newswire.

Item 4.	Summary of Material Change

On April 12, 2007, TAG announced that it expects the costs to complete the Cheal Development Plan to be materially higher than the previously approved budget of NZ$25 million.

Item 5.	Full Description of Material Change

On April 12, 2007, TAG provided an update on its overall operations, including a construction update of the Cheal Production Facility (TAG: 30.5%), highlighting recent development challenges and proposed changes to the Cheal development plan by the operator of the permit.

As part of its update, TAG announced that the operator of the Cheal Production Facility has put forward significant changes to the Facility with a goal to increase long-term field productivity, increase oil lift efficiency, and reduce production costs. TAG expects to receive a revised budget and supporting economics from the operator as a result of these changes shortly, but the Company expects the cost to complete the development plan to be materially higher than the previously approved budget of NZ$25 million. The suggested facility changes and difficulties in accessing oil storage at the Port of New Plymouth will also delay full commissioning of the production facilities by at least six months.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of TAG is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Garth Johnson, Corporate Secretary and Chief Financial Officer
(604) 609-3350

Item 9.	Date of Report

April 12, 2007